King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, GA 30309-3521
Tel: +1 404 572 4600
Fax: +1 404 572 5100
www.kslaw.com

Keith M. Townsend
Partner
Direct Dial: +1 404 572 3517
Direct Fax: +1 404 572 5100
ktownsend@kslaw.com

July 31, 2013

VIA EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ignite Restaurant Group, Inc.
Form 10-K for the Year Ended December 31, 2012
File No. 001-35549

Dear Mr. Humphrey:

Ignite Restaurant Group, Inc. (the “Company”) acknowledges receipt of the staff’s letter dated July 23, 2013 regarding the Company’s above-captioned filing (the “July 23 Comment Letter”).  The July 23 Comment Letter requests a response within ten business days.  As discussed with you, the Company has requested additional time to complete its response to the July 23 Comment Letter until August 13, 2013.  The Company is currently preparing its Form 10-Q for the quarter ended July 1, 2013, which requires substantial time and resources from the individuals at the Company who will also be involved in developing the responses to the July 23 Comment Letter.  Therefore, as discussed with you, to ensure the Company’s responses to the July 23 Comment Letter reflect the input of all necessary personnel and are appropriate and complete, the Company will file its response by August 13, 2013.

Regards,

/s/ Keith M. Townsend

Keith M. Townsend
Partner